EXHIBIT 11. COMPUTATION OF EARNINGS PER SHARE

	Years Ended
	September 30,
	2015	2014

Net income	$1,492,139	$329,818
Weighted average number of shares outstanding	5,243,107	5,243,107

Net income per common share	$0.28	$0.06